Exhibit 99.1

Steve Snyder to retire as TransAlta President and CEO; Dawn Farrell, COO, to succeed

CALGARY, Alberta (July 27, 2011) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced that President and Chief Executive Officer Steve Snyder will retire, effective January 1, 2012. Dawn Farrell, TransAlta’s Chief Operating Officer, will succeed Mr. Snyder as President and CEO on January 2, 2012.

“On behalf of my fellow directors I would like to thank Steve for his service to the company and its shareholders during his 15 years as President and CEO,” said Ambassador Gordon D. Giffin, Chair of TransAlta’s Board of Directors. “Under Steve’s leadership, TransAlta has evolved from a regulated, Alberta-based company into a competitive international power generator and marketer. Steve has led the diversification of TransAlta’s business geographically with substantial growth across Canada, in the United States and in Australia, and by fuel source, taking it from a primarily coal-based business to become Canada’s largest publicly traded producer of renewable energy and its largest wind power company. Finally, he has guided the company through a period of considerable economic and regulatory uncertainty and positioned it for strong growth in the future. He has earned the Board’s great respect and appreciation, and we wish him the very best in his retirement.”

Mr. Snyder has served as President and CEO of TransAlta since joining the company in 1996. Under his leadership the company has significantly increased its generation capacity, built a highly successful Energy Trading business, delivered top quartile industry operating performance, and consistently had one of the strongest P/E ratios among its peers. It has also consistently been named to the Jantzi list of Canada’s 50 most responsible corporations and has been the only Canadian company in the utilities sector to make the Dow Jones Sustainability Index. In 2010, Mr. Snyder was named Canadian Energy Person of the Year by the Energy Council of Canada.

Succeeding Mr. Snyder is Dawn Farrell, the Corporation’s current Chief Operating Officer. “The Board is very pleased to appoint Ms. Farrell to succeed as President and CEO,” added Ambassador Giffin. “Dawn is a natural leader with deep knowledge of TransAlta and the electrical power generation industry.  She has a clear vision for TransAlta’s future and a strategy for capitalizing on the company’s current strengths to create long-term value. We are confident in her leadership and the senior management team, and we look forward to TransAlta’s continued success under her stewardship.”

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“I am very proud of TransAlta’s people, the role the company plays in the community, and the position TransAlta occupies within the energy industry,” said Mr. Snyder. “Thanks to the efforts of our employees, we have consistently delivered on our promise to serve the needs of our communities, strengthen our business for the future, create value for our shareholders and provide leadership on the challenging question of how to balance the competing needs of economic growth and environmental responsibility. I’m proud of what TransAlta has accomplished and excited for its future.

TransAlta goes forward with a strong balance sheet, an experienced team and a host of growth opportunities across its current geographies and fuel sources. I have no doubt that Dawn and her team have the expertise, passion and drive to make the necessary strategic decisions to drive the company’s success forward.”

Ms. Farrell has over 25 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. As part of her 25-year career in the industry, she has served as Executive Vice-President, Corporate Development; Executive-Vice President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

In her current role as Chief Operating Officer, Dawn Farrell leads the TransAlta Operations group which includes Energy Trading, plant operations, engineering, technology, commercial operations, business development, information technology and procurement activities. Prior to becoming COO, Ms. Farrell served as Executive Vice President, Commercial Operations and Development at TransAlta from 2007 to 2009.

From 2003 to 2006, Ms. Farrell served as Executive Vice-President, Generation at BC Hydro. In June 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Ms. Farrell sits on the Calgary Stampede’s Board of Directors and is a Director of the Mount Royal College Board of Governors. Past Boards include Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation, Mercury Electric and Vision Quest Windelectric. She also chairs the Board for TransAlta Cogeneration which jointly owns assets across Canada with Cheung Kong Infrastructure Holdings Limited (CKI).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries:	Investor Inquiries:
Bob Klager	Jess Nieukerk
VP, Communications & Government Relations	Director, Investor Relations
Phone: (403) 267-7543	Phone: 1-800-387-3598
Email: robert_klager@transalta.com	Email: investor_relations@transalta.com